UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FREEDOM FINANCIAL GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

 None

(CUSIP Number)

July 5, 2005

(Date of Event Which Requires Filing of this Statement)

Daniel F. Graham

Chief Financial Officer

Freedom Financial Group, Inc.

3058 East Elm Street

Springfield, MO 65802

(417) 886-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 10 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Jerald L. Fenstermaker
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7)    SOLE VOTING POWER

                700,000 shares of common stock

                           0 shares of convertible preferred stock

  8)    SHARED VOTING POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

  9)    SOLE DISPOSITIVE POWER

                700,000 shares of common stock

                           0 shares of convertible preferred stock

10)    SHARED DISPOSITIVE POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,357 shares of common stock 8,994,357 shares of convertible preferred stock
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.1% of common stock (2) 100% of convertible preferred stock
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Note (1)	All 8,994,357 shares of convertible preferred stock are held by the Freedom Financial Group I Statutory Trust. Mr. Fenstermaker is reporting beneficial ownership of these shares in his capacity as a member of the Trust Supervision Committee of the Trust, comprised of Messrs. Fenstermaker, Schweigert, and Chancellor, which Committee has voting and investment power over the shares. Mr. Fenstermaker is also reporting beneficial ownership of 8,994,357 shares of common stock, in his capacity as a member of the Trust Supervision Committee, due to the fact that the Committee has the power at any time to cause the conversion of the shares of convertible preferred stock into an equal number of shares of common stock.

Note (2)	Based on 9,965,759 shares of common stock and 8,994,357 shares of convertible preferred stock (on an "as-converted" basis) outstanding as reported on the Company’s Form 10-SB filed on May 2, 2005.

Schedule 13D	Page 3 of 10 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Vernon S. Schweigert
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7)    SOLE VOTING POWER

                0 shares of common stock

                0 shares of convertible preferred stock

  8)    SHARED VOTING POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

  9)    SOLE DISPOSITIVE POWER

                0 shares of common stock

                0 shares of convertible preferred stock

10)    SHARED DISPOSITIVE POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,994,357 shares of common stock 8,994,357 shares of convertible preferred stock
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 47.4% of common stock (2) 100% of convertible preferred stock
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Note (1)	All 8,994,357 shares of convertible preferred stock are held by the Freedom Financial Group I Statutory Trust. Mr. Schweigert is reporting beneficial ownership of these shares in his capacity as a member of the Trust Supervision Committee of the Trust, comprised of Messrs. Fenstermaker, Schweigert, and Chancellor, which Committee has voting and investment power over the shares. Mr. Schweigert is also reporting beneficial ownership of 8,994,357 shares of common stock, in his capacity as a member of the Trust Supervision Committee, due to the fact that the Committee has the power at any time to cause the conversion of the shares of convertible preferred stock into an equal number of shares of common stock.

Note (2)	Based on 9,965,759 shares of common stock and 8,994,357 shares of convertible preferred stock (on an "as-converted" basis) outstanding as reported on the Company’s Form 10-SB filed on May 2, 2005.

Schedule 13D	Page 4 of 10 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Robert T. Chancellor
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7)    SOLE VOTING POWER

                2,303 shares of common stock

                       0 shares of convertible preferred stock

  8)    SHARED VOTING POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

  9)    SOLE DISPOSITIVE POWER

                2,303 shares of common stock

                       0 shares of convertible preferred stock

10)    SHARED DISPOSITIVE POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,996,660 shares of common stock 8,994,357 shares of convertible preferred stock
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 47.5% of common stock (2) 100% of convertible preferred stock
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Note (1)	All 8,994,357 shares of convertible preferred stock are held by the Freedom Financial Group I Statutory Trust. Mr. Chancellor is reporting beneficial ownership of these shares in his capacity as a member of the Trust Supervision Committee of the Trust, comprised of Messrs. Fenstermaker, Schweigert, and Chancellor, which Committee has voting and investment power over the shares. Mr. Chancellor is also reporting beneficial ownership of 8,994,357 shares of common stock, in his capacity as a member of the Trust Supervision Committee, due to the fact that the Committee has the power at any time to cause the conversion of the shares of convertible preferred stock into an equal number of shares of common stock.

Note (2)	Based on 9,965,759 shares of common stock and 8,994,357 shares of convertible preferred stock (on an "as-converted" basis) outstanding as reported on the Company’s Form 10-SB filed on May 2, 2005.

Schedule 13D	Page 5 of 10 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Freedom Financial Group I Statutory Trust
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) OO
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7)    SOLE VOTING POWER

                0 shares of common stock

                0 shares of convertible preferred stock

  8)    SHARED VOTING POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

  9)    SOLE DISPOSITIVE POWER

                0 shares of common stock

                0 shares of convertible preferred stock

10)    SHARED DISPOSITIVE POWER

                8,994,357 shares of common stock (1)

                8,994,357 shares of convertible preferred stock (1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,994,357 shares of common stock 8,994,357 shares of convertible preferred stock
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 47.4% of common stock (2) 100% of convertible preferred stock
14)	TYPE OF REPORTING PERSON (See Instructions) OO

Note (1)	The Trust Supervision Committee of the Trust, comprised of Messrs. Fenstermaker, Schweigert, and Chancellor, has voting and investment power over all shares held by the Trust. The Committee has the power at any time to cause the conversion of the shares of convertible preferred stock into an equal number of shares of common stock.

Note (2)	Based on 9,965,759 shares of common stock and 8,994,357 shares of convertible preferred stock (on an "as-converted" basis) outstanding as reported on the Company’s Form 10-SB filed on May 2, 2005.

Schedule 13D	Page 6 of 10 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.0001 par value per share, and Convertible Preferred Stock, $0.0001 par value per share, of Freedom Financial Group, Inc., a Delaware corporation  (the “Company”), whose principal executive offices are located at 3058 East Elm Street, Springfield, MO 65802.

Item 2. Identity and Background

This statement is filed by a group comprised of Jerald L. Fenstermaker ("Fenstermaker"), Vernon S. Schweigert ("Schweigert"), Robert T. Chancellor ("Chancellor"), and the Freedom Financial Group I Statutory Trust (the "Trust") (collectively referred to herein as the "Group").  In accordance with the Trust's Amended and Restated Trust Agreement, it has a single "Regular Trustee" which serves under the direction of a three-member "Trust Supervision Committee" which is appointed annually by the Board of Directors of the Company.  Currently, Mr. Schweigert serves as the Regular Trustee, and  Messrs. Fenstermaker, Schweigert, and Chancellor constitute the Trust Supervision Committee.   Messrs. Fenstermaker, Schweigert, and Chancellor are also Directors of the Company.

Fenstermaker's business address is 3058 East Elm Street, Springfield, MO 65802.  His principal occupation is President and CEO of the Company.  He is a citizen of the United States.

Schweigert's business address is 1121 East Missouri Ave., Suite 100, Phoenix, AZ 85014.  His principal employment is as the managing member of Biltmore Associates, LLC, of the same address, the principal business of which is bankruptcy consulting and real estate development consulting.  He is a citizen of the United States.

Chancellor's business address is 3058 East Elm Street, Springfield, MO 65802.  Presently he is retired.  He is a citizen of the United States.

The Trust is a Delaware Statutory Trust, the business address of which is 3058 East Elm Street, Springfield, MO 65802.  The Trust was formed in accordance with the Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (the "Plan of Reorganization") of the Company's predecessor, Stevens Financial Group, Inc. ("SFG").  The principal purpose of the Trust is to hold convertible preferred stock for the benefit of those creditors of SFG who elected to participate in the Plan of Reorganization (the "Participating Creditors").

During the last five years, none of the foregoing has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

All of the shares of convertible preferred stock held by the Trust were issued by the Company in accordance with the Plan of Reorganization of the Company's predecessor, SFG, which filed for Chapter 11 bankruptcy on March 19, 2001, in the U.S. Bankruptcy Court for the District of Arizona.  The Plan of Reorganization called for the formation of the Company (which received the assets of SFG), the issuance of approximately 9,000,000 shares of common stock directly to the Participating Creditors, and the issuance of approximately 9,000,000 shares of convertible preferred stock to the Trust for the benefit of the Participating Creditors, all in exchange for the assignment to the Company of the Participating Creditors' claims against SFG.  The Plan of Reorganization also required the issuance of up to 1,000,000 shares of common stock to the management members of the Company, which resulted in the issuance of 700,000 shares to Fenstermaker.  Chancellor received 2,303 shares of common stock as a Participating Creditor.

Schedule 13D	Page 7 of 10 Pages

Item 4. Purpose of Transaction

The purpose of the issuance of the convertible preferred stock to the Trust was, in addition to complying with the Plan of Reorganization of SFG, to hold such shares, and any proceeds therefrom, for the benefit of the Participating Creditors.  The 700,000 shares of common stock were issued to Fenstermaker as an incentive for him to join and remain with the Company and make it profitable in the long term.

The members of the Group have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate number and percentage of class beneficially owned:

Fenstermaker incorporates herein by reference his responses to (7) - (11) and (13) on page 2 of this Schedule 13D.

Schweigert incorporates herein by reference his responses to (7) - (11) and (13) on page 3 of this Schedule 13D.

Chancellor incorporates herein by reference his responses to (7) - (11) and (13) on page 4 of this Schedule 13D.

The Trust incorporates herein by reference its responses to (7) - (11) and (13) on page 5 of this Schedule 13D.

(b)  Number of shares as to which each reporting person has the sole power or shared power to vote or dispose:

Fenstermaker incorporates herein by reference his responses to (7) - (11) and (13) on page 2 of this Schedule 13D.

Schweigert incorporates herein by reference his responses to (7) - (11) and (13) on page 3 of this Schedule 13D.

Chancellor incorporates herein by reference his responses to (7) - (11) and (13) on page 4 of this Schedule 13D.

The Trust incorporates herein by reference its responses to (7) - (11) and (13) on page 5 of this Schedule 13D.

 (c)  Transactions during the past 60 days:

The reporting persons have not acquired or disposed of any shares of common stock or convertible preferred stock of the Company during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

(e)  Not applicable.

Schedule 13D	Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Fenstermaker, Schweigert, and Chancellor are members of the Trust's Trust Supervision Committee, the powers and duties of which are set forth in the Trust's Amended and Restated Trust Agreement.  The purpose of the Trust is to hold, for the benefit of the Participating Creditors, all preferred stock issued by the Company, and the Trust serves as a vehicle by which the Company can, over time, pay the Participating Creditors an amount, defined in the Plan of Reorganization as the "Preferred Stock Redemption Value" or "Net Investment Amount" (an amount representing the Participating Creditors' adjusted claims against the bankruptcy estate -- approximately $53,800,000) by periodically redeeming shares of preferred stock in exchange for funds which can be distributed proportionately to the Participating Creditors. The powers and duties of the Trust Supervision Committee are set forth in Articles V and VI of the Trust Agreement.  Of particular note is the fact that (a) the Regular Trustee has no power or authority to transfer, by operation of law or otherwise, any shares of the Preferred Stock held by the Trust except at the express direction of the Trust Supervision Committee; and (b) the Trust Supervision Committee has no power or authority to (i) transfer, by operation of law or otherwise, fewer than all of the shares of Preferred Stock held by the Trust or (ii) transfer, by operation of law or otherwise, the shares of Preferred Stock held by the Trust except in connection with a transaction involving the sale of all or substantially all of the equity or assets of Freedom Financial Group.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (incorporated by reference to Exhibit 2.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

Exhibit 2	Amended and Restated Trust Agreement of Freedom Financial Group I Statutory Trust (incorporated by reference to Exhibit 4.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

CUSIP No.	Schedule 13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2005

/s/ Jerald L. Fenstermaker Jerald L. Fenstermaker, individually

FREEDOM FINANCIAL GROUP I STATUTORY TRUST
By: /s/ Vernon S. Schweigert Vernon S. Schweigert, as Regular Trustee and as Member of Trust Supervision Committee

By: /s/ Jerald L. Fenstermaker Jerald L. Fenstermaker, as Member of Trust Supervision Committee

By: /s/ Robert T. Chancellor Robert T. Chancellor, as Member of Trust Supervision Committee

Schedule 13D	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1	Corrected Trustee's Amended Plan of Reorganization Dated October 30, 2001 (incorporated by reference to Exhibit 2.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)

Exhibit 2	Amended and Restated Trust Agreement of Freedom Financial Group I Statutory Trust (incorporated by reference to Exhibit 4.1 to the registration statement on Form 10-SB (File No. 000-51286) filed by the Company on May 2, 2005)